Exhibit 19.1
DOORDASH, INC.
INSIDER TRADING POLICY
(Updated on November 25, 2020; Effective upon effectiveness of the registration statement related to the Company’s initial public offering; As most recently amended on October 24, 2024)
The Board of Directors (the “Board”) of DoorDash, Inc. (together with its affiliates and subsidiaries, the “Company,” “we,” “our,” or “DoorDash”) has adopted this Insider Trading Policy (the “Policy”) in order to take an active role in the prevention of insider trading violations by our officers, directors, employees and other related individuals.
Why do we have this Policy?
On a regular basis we provide you, our employees, with confidential information regarding many aspects of our business. Under federal and state securities laws, it is illegal to trade in the securities of a company while in possession of material nonpublic information about that company. Thus, because our employees will have knowledge of specific confidential information that is not disclosed outside of DoorDash and which will constitute material nonpublic information, employee trading in our securities could constitute “insider trading” and violate the law, as could “tipping” (giving material nonpublic information to) others who then trade on the basis of that information. The consequences of insider trading or the tipping of material nonpublic information can be severe. In fact, the person violating the laws, as well as DoorDash and our individual directors, officers and other supervisory personnel, may be subject to criminal and civil lawsuits and financial penalties in connection with a violation of the insider trading laws.
Nonpublic information about DoorDash is subject to your Confidentiality, Invention Assignment and Arbitration Agreement and is not to be used or disclosed outside of DoorDash, except as necessary to perform your job duties. Unauthorized disclosure or use of nonpublic information, including misuse in securities trading, will subject you to disciplinary action, up to and including termination of employment. We have adopted this Policy to comply with the laws governing (i) trading in our securities while in possession of material nonpublic information concerning DoorDash and (ii) tipping or disclosing material nonpublic information to outsiders, and in order to prevent the appearance of improper trading or tipping. We reserve the right to prohibit any transaction from being completed to enforce compliance with this Policy.
What is DoorDash’s policy on Insider Trading?
1.Do not trade on material nonpublic information
Whether or not the trading window (as described below) is open and except as discussed in the section titled “Are there any exceptions to this Policy?” below, you may not, directly or indirectly through others, engage in any transaction involving DoorDash’s securities while you are aware of material nonpublic information about DoorDash. It is not an excuse that you did not “use” the information in deciding whether or not to engage in the transaction.
Similarly, you may not engage in transactions involving the securities of any other company if you are aware of material nonpublic information about that company that you learn of through your employment with DoorDash. In addition, if you learn of material nonpublic information through your employment with DoorDash that could be expected to affect the trading price of securities of another company, you cannot (i) use that information to trade, directly or indirectly through others, or (ii) provide that information to another person in order to trade, in the securities of that other company. For example, you may be involved in or aware of a proposed transaction involving a prospective business relationship or transaction. If information about that transaction constitutes material nonpublic information for another company or may be expected to affect the trading price of securities of that other company, you are prohibited from engaging in transactions involving the securities of that other company. It is important to note that “materiality” is different for different companies. Information that is not material to DoorDash may be material to another company.
2.Do not disclose material nonpublic information
You may not disclose material nonpublic information concerning DoorDash or any other company to friends, family members or any other person or entity not authorized to receive such information, except directly to the Securities and Exchange Commission (the “SEC”) or other government regulatory or self-regulatory agency, in each case, in compliance with DoorDash’s Compliance Reporting Policy. Any nonpublic information you acquire in the course of your service with DoorDash may only be used for legitimate DoorDash business purposes. In addition, you are required to handle the nonpublic information of others in accordance with the terms of any relevant nondisclosure agreements, including your Confidentiality, Invention Assignment and Arbitration Agreement, and limit your use of the nonpublic information to the purpose for which it was disclosed.
Even if you are not directly disclosing material nonpublic information, you may not make recommendations or express opinions about securities of a company, DoorDash or otherwise, based on material nonpublic information about that company. In particular, you may not participate, in any manner other than passive observation, in any Internet “chat” room, message board or social media platform messaging related to trading in DoorDash’s securities. You are prohibited from engaging in these actions whether or not you derive any profit or personal benefit from doing so. You should know that third parties are known to contact employees of companies to obtain information about the company under false pretexts.
3.Do not respond to outside inquiries for information
In the event you receive an inquiry for information from someone outside of DoorDash, such as a stock analyst, you should refer the inquiry to our General Counsel (or equivalent head of Legal position) (the “Compliance Officer”). Responding to a request yourself is a violation of this Policy and, in some circumstances, may be a violation of the law.
4.Take personal responsibility
The ultimate responsibility for complying with this Policy and applicable laws rests with you. As we request you do in all aspects of your work with DoorDash, please use your best judgment at all times and consult with the Compliance Officer, a member of DoorDash’s Corporate Legal department, and/or your legal and financial advisors, in confidence, if you have questions.
Who does this Policy apply to?
This Policy applies to all officers, directors and employees of DoorDash (or “you”) upon the commencement of their relationship with DoorDash.
References in this Policy to “you” (as well as general references to directors, officers and employees of DoorDash) should also be understood to include members of your immediate family,

persons with whom you share a household, your dependents and any other individuals or entities whose transactions in securities you influence, direct or control. You are responsible for making sure that these individuals and entities comply with this Policy. Immediate family generally means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and includes adoptive relationships.
You are expected to comply with this Policy as long as you hold DoorDash’s securities and possess any material nonpublic information about DoorDash. This means that, even after you cease to be affiliated with DoorDash, you must continue to abide by the applicable trading restrictions until you no longer have material nonpublic information. In addition, if you are subject to a trading blackout under this Policy at the time you cease to be affiliated with DoorDash, you are expected to abide by the applicable trading restrictions until at least the end of the relevant blackout period.
What types of transactions are covered by this Policy?
This Policy applies to all transactions involving DoorDash’s securities or other companies’ securities for which you possess material nonpublic information obtained in connection with your employment with DoorDash. This Policy therefore applies to purchases, sales, gifts and other transfers of DoorDash’s common stock, options, warrants, debt securities and other securities. This Policy also applies to any arrangements that affect economic exposure to changes in the prices of these securities. These arrangements may include, among other things, transactions in derivative securities (such as exchange-traded put or call options), hedging transactions, short sales and certain decisions with respect to participation in benefit plans. This Policy also applies to any offers with respect to the transactions discussed above. Although there are limited exceptions to this Policy (described in “Are there any exceptions to this Policy?” below), please note that there are no exceptions from insider trading laws or this Policy based on the size of the transaction (e.g., this policy applies whether a trade involves one or 10,000 shares of DoorDash’s common stock).
Transactions that are Strictly Prohibited or Require Special Consideration
1.Open orders: You should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade during a blackout period, which may result in inadvertent insider trading.
2.Short sales: You may not engage in short sales (i.e., the sale of a security that must be borrowed to make delivery) or “sell short against the box” (i.e., sell with a delayed delivery) if such sales involve DoorDash’s securities. Short sales may signal to the market possible bad news about DoorDash or a general lack of confidence in DoorDash’s prospects, and an expectation that the value of DoorDash’s securities will decline.
3.You may not:
a.Engage in derivative securities or hedging transactions – You may not trade in publicly-traded options, such as puts and calls, and other derivative securities with respect to DoorDash’s securities (other than stock options and other compensatory equity awards issued to you by DoorDash). This includes any hedging or similar transaction designed to decrease the risks associated with holding DoorDash’s securities.
b.Use DoorDash’s securities as collateral for loans – You may not pledge DoorDash’s securities as collateral for loans.

c.Hold DoorDash’s securities in margin accounts – You may not hold DoorDash’s securities in margin accounts because your broker may sell securities held in the margin account during a blackout period.
WHAT DOES “MATERIAL NONPUBLIC INFORMATION” MEAN?
Information is “material” if a reasonable investor would consider it important in making a decision to buy, sell or retain our securities. Both positive and negative information may be material. Information is “nonpublic” until it has been widely disseminated to the public (through, for example, a press conference or release) and the public has had a chance to absorb and evaluate it.
Examples of information that would normally be regarded as “material” include the following, although the list is not exclusive:
●financial results, financial condition, projections or forecasts;
●plans to launch new platform features or offerings or new technologies;
●gain or loss of a substantial merchant or other business partner;
●execution or termination of significant contracts;
●the status of DoorDash’s progress toward achieving significant goals;
●information about new markets we may enter or developments in our existing markets;
●changes in regulations or applicable law;
●significant litigation, government investigations or regulatory inquiries;
●technical challenges, such as infrastructure stability or technical scalability issues;
●major personnel changes, such as changes in senior management or the Board;
●cybersecurity issues;
●significant corporate events, such as a pending or proposed acquisition or financing transaction; or
●the existence of a special blackout period.
Financial information is particularly sensitive. For example, nonpublic information about the results of our operations for even a portion of a quarter might be material in helping an analyst predict our results of operations for the quarter.
Information is “nonpublic” until it has been widely disseminated to the public market and the public has had a chance to absorb and evaluate it. Unless you have seen material information publicly disseminated, you should assume the information is nonpublic.
When in doubt, you should assume that the information is material and nonpublic. If you have any questions as to whether information should be considered “material” or “nonpublic,” please consult with the Compliance Officer, or a member of DoorDash’s Corporate Legal department.

When may I trade in DoorDash’s securities?
Even if you are not in possession of any material nonpublic information, you may only trade in DoorDash’s securities if all of the following conditions have been met:
1.Open trading window: You may only engage in transactions involving DoorDash’s securities during an open trading window. Our trading window will typically open at the start of the second full trading day following the date our quarterly financial results are publicly disclosed and continue through the tenth day of the third month of the quarter. In addition to regular quarterly blackout periods, there may be additional blackout periods when appropriate due to certain events. We will notify you whenever a special blackout period goes into effect that applies to you. (See “When is our Blackout Period?” below.)
2.Pre-clearance: If you are a member of the Board of DoorDash (“Directors”) or a member of the executive team (“Executives”) or a Section 16 officer of DoorDash, you must receive pre-clearance from the Compliance Officer, or the Compliance Officer’s delegate, of your proposed trade. From time to time, DoorDash may identify other persons who require pre-clearance, and the Compliance Officer, or the Compliance Officer’s delegate, will notify you if you are subject to pre-clearance. The Compliance Officer, or the Compliance Officer’s delegate, will maintain a list of persons subject to pre-clearance (the “Pre-Clearance List”). The Compliance Officer, or the Compliance Officer’s delegate, will determine the manner in which pre-clearance requests are to be submitted and persons on the Pre-Clearance List will be required to certify that they are not in possession of material non-public information about the Company. If you are the Compliance Officer, you may not engage in a transaction involving DoorDash’s securities unless the Chief Financial Officer, acting as a Compliance Officer, has pre-cleared the transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction and notwithstanding any pre-clearance, you may not trade in DoorDash’s securities if you become subject to a trading blackout or possess material non-public information in advance of completing the trade.
3. 10b5-1 Plan: The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions made pursuant to trading plans that meet certain requirements, commonly referred to as “10b5-1 trading plans.” These trading plans must be entered into when you are not aware of material nonpublic information, must meet the requirements set forth in Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”), and must meet the guidelines for such 10b5-1 trading plans established by DoorDash which you may obtain from the Compliance Officer, including pre-approval by the Compliance Officer, or the Compliance Officer’s delegate. Transactions made pursuant to a 10b5-1 trading plan are not subject to the restrictions in this Policy, even if you are aware of material nonpublic information at the time of the transaction or a blackout period is in effect.
Directors and Executives are strongly encouraged, should they wish to trade in DoorDash’s securities, to do so via a 10b5-1 trading plan. Anyone else desiring to trade via such a plan may also do so in compliance with the specific guidelines established by DoorDash. Trading plans must be pre-approved by and filed with the Compliance Officer, or the Compliance Officer’s delegate, and be accompanied by an executed certificate stating that the trading plan complies with Rule 10b5-1 and any other criteria established by DoorDash. Information regarding a trading plan that you may enter may be publicly disclosed, as required by law.
If you do not follow the above requirements, you may be subject to disciplinary action, up to and including termination of your relationship with DoorDash, as well as civil and criminal penalties as described in the section titled “What are the consequences of Insider Trading?” below.

When is our Blackout Period?
To limit the likelihood of trading at times when there is a significant risk of insider trading exposure, DoorDash has instituted quarterly trading blackout periods and may institute special trading blackout periods from time to time. Whether or not a blackout period is in effect, you must comply with this Policy and may not trade on the basis of material nonpublic information.
Quarterly blackout periods
Except as discussed in the section titled “Are there any exceptions to this Policy?” Directors, employees and agents may not engage in transactions involving DoorDash’s securities during quarterly blackout periods. Quarterly blackout periods begin at the end of the tenth day of the third month of each fiscal quarter and end at the start of the second full trading day following the date of public disclosure of the financial results for that fiscal quarter. This period is a particularly sensitive time for transactions involving DoorDash’s securities from the perspective of compliance with applicable securities laws due to the fact that, during this period, individuals may often possess or have access to material nonpublic information relevant to the expected financial results for the quarter.
Special blackout periods
From time to time, we may also implement additional blackout periods when, in the judgment of the Compliance Officer, a trading blackout is warranted. We will generally impose special blackout periods when there are material developments known to us that have not yet been disclosed to the public. For example, we may impose a special blackout period in anticipation of announcing interim earnings guidance or a significant transaction or business development. However, special blackout periods may be declared for any reason.
We will notify you if you are subject to a special blackout period. If you receive this notification, you may not disclose to others the fact that you are subject to the special blackout period and may not engage in any transaction involving DoorDash’s securities until approved by the Compliance Officer, or the Compliance Officer’s delegate.
ARE THERE ANY EXCEPTIONS TO THIS POLICY?
Yes, there are limited exceptions to this Policy, which are described below. Please note that there may be instances where you suffer financial harm or other hardship or are otherwise required to forgo a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances are not mitigating factors under securities laws and will not excuse a failure to comply with this Policy.
1.Receipt, vesting and exercise of stock awards
The trading restrictions under this Policy do not apply to the acceptance or purchase of stock options, restricted stock or the like issued or offered by DoorDash, nor do they apply to the vesting, cancellation, forfeiture of stock options, restricted stock, restricted stock units or stock appreciation rights or the acquisition or repurchase of shares pursuant to option exercises under our option plans.
2.Sale of shares to cover tax withholdings or net share withholding
The trading restrictions under this Policy do not apply to sell to cover transactions where shares are sold on your behalf upon vesting of equity awards and sold in order to satisfy tax withholding requirements, or to net share withholding with respect to equity awards where share are withheld by the

Company in order to satisfy tax withholding requirements, in each case (1) as required by either the Board (or a committee thereof) or the award agreement governing such equity award or (2) as you elect, in the manner, and subject to any terms, required by the Company; however, this exception does not apply to any other market sale for the purposes of paying required withholding.
3.Purchases from the DoorDash Employee Stock Purchase Plan
The trading restrictions under this Policy do not apply to elections with respect to participation in a DoorDash employee stock purchase plan or to purchases of the Company’s common stock under such plan. However, the trading restrictions do apply to subsequent sales of the Company’s common stock.
4.Stock splits, stock dividends and similar transactions
The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.
5.Inheritance or change in form of ownership
The trading restrictions under this Policy do not apply to transfers by will or the laws of descent and distribution or transfers for tax planning purposes in which your beneficial ownership and pecuniary interest in the transferred DoorDash securities does not change. Some transactions that involve merely a change in the form in which you own securities may be permitted.
6.Other exceptions
Any other exception from this Policy must be approved by the Compliance Officer in consultation with the Nominating and Corporate Governance Committee of the Board.
Please be aware that even if a transaction falls within one of the exceptions described above, you will need to separately assess whether the transaction complies with applicable law. If you have any questions, please consult with the Compliance Officer or a member of DoorDash’s Corporate Legal department.
What are the consequences of Insider Trading?
Penalties for violating insider trading laws can include disgorging profit made or loss avoided by trading, paying the loss suffered by the persons who purchased securities from, or sold securities to, the insider tippee, paying civil and/or criminal penalties, and/or serving a jail term. DoorDash and/or supervisors of the person violating the rules may also be required to pay civil or criminal penalties and could be subject to private lawsuits.
A violation of this Policy is not necessarily a violation of law. In fact, for reasons explained in this Policy, it is not necessary for us to wait for the filing or conclusion of any civil or criminal action against an alleged violator before taking disciplinary action as your employer. In addition, please remember that we may prohibit a transaction from being completed or unwind a transaction to enforce compliance with this Policy and any fees or other costs related to prohibiting or unwinding the transaction will be your responsibility.

What should I do if I suspect that this Policy has been violated?
Please promptly report violations or suspected violations of this Policy to the Compliance Officer or a member of DoorDash’s Corporate Legal department. You may also report via our confidential reporting hotline at +1 (844) 887-2170.
Priority of Statutory or Regulatory Trading Restrictions
The trading prohibitions and restrictions set forth in this Policy will be superseded by any greater prohibitions or restrictions prescribed by federal or state securities laws and regulations, or contractual restrictions on the sale of securities.
Amendments
DoorDash is committed to continuously reviewing and updating its policies, and DoorDash therefore reserves the right to amend this Policy at any time, for any reason, subject to applicable law.